Ref.: 4235

March 21, 2013

Bellatrix Exploration Ltd.

2300, 530 Eighth Avenue SW

Calgary, AB T2P 3S8

Consent of Independent Petroleum Engineers

We refer to our report dated March 5, 2013 and effective as of December 31, 2012, evaluating the crude oil, natural gas and natural gas liquids reserves and the net present value of future net revenue attributable to certain of the oil and natural gas assets of Bellatrix Exploration Ltd. ("Bellatrix") effective as at December 31, 2012 (the "Report").

We hereby consent to the use and reference to our name and the Report, and the information derived from the Report, as described or incorporated by reference in Bellatrix's Annual Report on Form 40-F for the year ended December 31, 2012, filed or to be filed with the United States Securities and Exchange Commission.

Sincerely,

SPROULE ASSOCIATES LIMITED

/s/ Meghan M. Klein

Meghan M.Klein, P.Eng.
Petroleum Engineer and Partner

Enclosure(s)

MMK:aml

W:\4235\consent\MMK 03 15 2013.docx